SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)


  INFORMATION STATEMENT FILED PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        iXOS Software AG
                  -----------------------------
                        (Name of Issuer)


                   American Depositary Shares
                  -----------------------------
                 (Title of Class of Securities)


                            46600V108
                  -----------------------------
                         (CUSIP Number)

                        December 31, 1999
                  -----------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
    Rule 13d-1(c)
 X  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 4 Pages

CUSIP No. 46600V108           13G               Page 2 of 4 Pages


1.   NAME OF REPORTING PERSON:  INTEL CORPORATION
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     94-1672743

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                           (b)[ ]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

                5.   SOLE VOTING POWER
  NUMBER OF          134,000 (1)
    SHARES      6.   SHARED VOTING POWER
 BENEFICIALLY        0
OWNED BY EACH   7.   SOLE DISPOSITIVE POWER
  REPORTING          134,000 (1)
 PERSON WITH    8.   SHARED DISPOSITIVE POWER
                     0
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  134,000 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES  *                               [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.7%

12.  TYPE OF REPORTING PERSON*
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
_______________________
(1)  Intel  holds  bearer ordinary shares  traded  on  the  Neuer
Market.   These  shares are convertible into American  Depositary
Shares ("ADS") traded on Nasdaq at a rate of one ADS per bearer ordinary share.

CUSIP No. 46600V108           13G               Page 3 of 4 Pages


Item 1.   (a)    Name of Issuer: iXOS Software AG
          (b)    Address   of   Issuer's   Principal   Executive
                 Offices:
                 Technopark Neukeferloh, Bretonischer Ring 12, D-
                 85630 Grasbrunn
                 Munchen, Germany

Item 2.   (a)    Name of Person Filing:  Intel Corporation
          (b)    Address  of  Principal Business Office  or,  if
                 None, Residence:
                 2200 Mission College Blvd.
                 Santa Clara, California 95052
          (c)    Citizenship:  Delaware
          (d)    Title   of   Class  of  Securities:    American
                 Depositary Shares
          (e)    CUSIP Number: 46600V108

Item 3.   Inapplicable

Item 4.   Ownership
          (a)    Amount beneficially owned: 134,000
          (b)    Percent of class:  0.7%
          (c)    Number of shares as to which such person has:
                 (i)   Sole  power  to  vote or to direct  to  the
                       vote:  134,000
                 (ii)  Shared  power  to  vote or  to  direct  the
                       vote:  0
                 (iii) Sole  power  to  dispose or to  direct  the
                       disposition of:  134,000
                 (iv)  Shared  power to dispose or to  direct  the
                       disposition of:  0

Item 5.   Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   Inapplicable

Item 7.   Inapplicable

Item 8.   Inapplicable

Item 9.   Inapplicable

Item 10.  Inapplicable

CUSIP No. 46600V108           13G               Page 4 of 4 Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      January 24, 2000
                             -----------------------------------
                                            Date

                                  /s/F. Thomas Dunlap, Jr.
                             -----------------------------------
                                          Signature

                                    F. Thomas Dunlap, Jr.
                             Vice President, General Counsel and
                                          Secretary
                             -----------------------------------
                                         Name/Title